SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 28)

 LSB INDUSTRIES, INC.
 (Name of Issuer)

 COMMON STOCK, PAR VALUE $.10
 (Title of Class of Securities)

 5021600-10-4
 (CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
 (405) 235-4546

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 September  1, 2004

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of ' ' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. ' 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                     Jack E. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                                     (a) [ ]
    a Member of a Group (See                                                         (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                     Not applicable
    tions)

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                   USA
    zation

                                             (7) Sole Voting Power                     416,362
Number of Shares                             (8) Shared Voting Power                 3,230,881
Beneficially
Owned by Each                                (9) Sole Dispositive                      461,362
Reporting Person                                 Power
With:

                                            (10) Shared Dispositive                  3,230,881
                                                 Power

(11) Aggregate Amount Beneficially                                                   3,692,243
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                     [X]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented                                                     25.76%
     by Amount in Row (11)

(14) Type of Reporting Person (See                                                     IN
     Instructions)

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                     Sylvia H. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                                     (a) [ ]
    a Member of a Group (See                                                         (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                     Not applicable
    tions)

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                   USA
    zation

                                             (7) Sole Voting Power                           -

Number of Shares                             (8) Shared Voting Power                 3,230,881
Beneficially
Owned by Each                                (9) Sole Dispositive                            -
Reporting Person                                 Power
With:
                                            (10) Shared Dispositive                  3,230,881
                                                 Power

(11) Aggregate Amount Beneficially                                                   3,230,881
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                         [X]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented
     by Amount in Row (11)                                                              23.05%

(14) Type of Reporting Person (See                                                         IN
     Instructions)

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                         SBL Corporation
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                                         (a) [ ]
    a Member of a Group (See                                                             (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                     Not applicable
    tions)

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                     Oklahoma
    zation

                                             (7) Sole Voting Power                               -

Number of Shares                             (8) Shared Voting Power                     2,392,134
Beneficially
Owned by Each                                (9) Sole Dispositive                                -
Reporting Person                                 Power
With:

                                            (10) Shared Dispositive                      2,392,134
                                                 Power

(11) Aggregate Amount Beneficially                                                       2,392,134
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                         [X]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented                                                         17.07%
     by Amount in Row (11)

(14) Type of Reporting Person (See                                                         CO
     Instructions)

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                     Golsen Petroleum
    I.R.S. Identification                                                             Corporation
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                                         (a) [ ]
    a Member of a Group (See                                                             (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                     Not applicable
    tions)

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                   Oklahoma
    zation

                                             (7) Sole Voting Power                         -

Number of Shares                             (8) Shared Voting Power                 396,758
Beneficially
Owned by Each                                (9) Sole Dispositive                          -
Reporting Person                                        Power
With:

                                             (10) Shared Dispositive                  396,758
                                                        Power

(11) Aggregate Amount Beneficially                                                    396,758
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                         [ ]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented                                                        2.98%
     by Amount in Row (11)

(14) Type of Reporting Person (See                                                          CO
     Instructions)

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                         Barry H. Golsen
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                                         (a) [ ]
    a Member of a Group (See                                                             (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                       Not applicable
    tions)

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                        USA
    zation

                                             (7) Sole Voting Power                         370,889

Number of Shares                             (8) Shared Voting Power                     2,588,840
Beneficially
Owned by Each                                (9) Sole Dispositive                          370,889
Reporting Person                                 Power
With:
                                            (10) Shared Dispositive                      2,588,840
                                                 Power

(11) Aggregate Amount Beneficially                                                       2,959,729
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                             [X]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented                                                           21.01%
     by Amount in Row (11)

(14) Type of Reporting Person (See                                                             IN
     Instructions)

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                     Steven J. Golsen
    I.R.S. Identification
    No. of above Persons

(2) Check the Appropriate Box if                                                             (a) [ ]
    a Member of a Group (See                                                                 (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                      Not Applicable
    tions

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                             USA
    zation

                                            (7) Sole Voting Power                             288,165

Number of Shares                            (8) Shared Voting Power                         2,457,788
Beneficially
Owned by Each                               (9) Sole Dispositive                              288,165
Reporting Person                                Power
With:
                                           (10) Shared Dispositive                          2,457,788
                                                Power

(11) Aggregate Amount Beneficially                                                          2,745,953
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                                 [X]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented                                                              19.52%
     by Amount in Row (11)

(14) Type of Reporting Person (See                                                                 IN
     Instructions)

CUSIP NO. 5021600-10-4

(1) Names of Reporting Persons,                                                 Linda Golsen Rappaport
    I.R.S. Identification
    No. of above Persons (entities only)

(2) Check the Appropriate Box if                                                                 (a) [ ]
    a Member of a Group (See                                                                     (b) [X]
    Instructions)

(3) SEC Use Only

(4) Source of Funds (See Instruc-                                                         Not applicable
    tions)

(5) Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organi-                                                                 USA
    zation

                                            (7) Sole Voting Power                                 82,552

Number of Shares                            (8) Shared Voting Power                            2,523,186
Beneficially
Owned by Each                               (9) Sole Dispositive                                  82,552
Reporting Person                                Power
With:
                                           (10) Shared Dispositive                             2,523,186
                                                Power

(11) Aggregate Amount Beneficially                                                             2,605,738
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount                                                                   [X]
     in Row (11) Excludes Certain
     Shares (See Instructions)

(13) Percent of Class Represented                                                                 18.59%
     by Amount in Row (11)

(14) Type of Reporting Person (See                                                                   IN
     Instructions)

CUSIP NO. 5021600-10-4

This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, SBL Corporation ("SBL"), Golsen Petroleum Corporation ("GPC"), which is a wholly owned subsidiary of SBL, Barry H. Golsen, Steven J. Golsen and Linda Rappaport.

This statement constitutes Amendment No. 29 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D. This Amendment No. 29 is being filed as a result of the transactions in the Company= s Common Stock that were effected by certain reporting persons during the past 60 days from the filing date of this Amendment No. 29 as described in Item 5(c) below and in Item 6 below.

Item 1. Security and Issuer.

        Item 1 of this Schedule 13D is unchanged.

Item 2. Identity and Background.

        Item 2 of this Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable.

Item 4. Purpose of Transaction.

        The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) The following table sets forth as of the filing date of this Amendment 29 the aggregate number and percentage of the class of Common
        Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

 Person                         Amount                                     Percent(10)

Jack E. Golsen                 3,692,243(1)(2)(6)(9)                      25.76%

Sylvia H. Golsen               3,230,881(1)(6)(7)                         23.05%

SBL                            2,392,134(1)(9)                            17.07%

GPC                              396,758(8)(9)                             2.98%

Barry H. Golsen                2,959,729(1)(3)(6)                         21.01%

Steven J. Golsen               2,745,953(1)(4)(6)                         19.52%

Linda Golsen Rappaport         2,605,738(1)(5)(6)                         18.59%

____________________

(1) The amount shown includes (i) 1,306,199 shares held directly by SBL; (ii) 250,000 shares that SBL has the right to acquire upon the conversion of 1,000,000 shares of the Company's Series D Preferred owned of record by SBL; (iii) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B Preferred owned of record by SBL; (iv) 39,177 shares that SBL has the right to acquire upon the conversion of 9,050 shares of the Company= s Class C, Series 2 Stock owned of record by SBL; and (v) 396,758 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (1) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred owned of record by GPC, and (2) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(2) The amount shown includes (i) 78,500 shares held directly by Jack E. Golsen; (ii) 69,029 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (iii) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (iv) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by the Jack E. Golsen 1992 Revocable Trust; (v) 176,500 shares that Jack E. Golsen may acquire upon the exercise of Company nonqualified stock options; and (vi) 553,832 shares owned of record by Sylvia H. Golsen, wife of Jack E. Golsen, and 284,915 shares owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is the trustee.

(3) The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 87,040 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (a) 301,889 shares held directly by Barry H. Golsen; (b) 31,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 34,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 33,238 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L. Rappaport Trust No. J-1, and the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 31,338 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (f) 6,125 shares which Barry H. Golsen may acquire upon exercise of Company incentive stock options; and (g) 62,875 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options.

(4) The amount shown does not include 82,040 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (i) 239,165 shares held directly by Steven J. Golsen; (ii) 31,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iii) 34,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iv) 6,125 shares which Steven J. Golsen may acquire upon exercise of Company incentive stock options; and (v) 42,875 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options.

(5) The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 87,040 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 82,552 shares held directly by Linda F. Rappaport; (ii) 33,238 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L. Rappaport Trust No. J-1, and the Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee; and (iii) 31,338 shares owned of record by the Lori R. Rappaport Trust No. J-1.

(6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (i) the shares of Common Stock owned of record by Barry H. Golsen, the shares that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts; (ii) the shares owned of record by Steven J. Golsen, the shares that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts; and (iii) the shares owned of record by Linda Golsen Rappaport, and the shares considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and GPC.

(7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack E. Golsen (other than the 533,832 shares held directly by Sylvia H. Golsen and 284,915 shares held by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee).

(8) The amount shown includes (i) 88,100 shares held directly by GPC, (ii) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC, and (iii) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(9) Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The holders of the Class C, Series 2 Preferred have no voting rights, except as required by law and except that such holders have the right to vote as a separate class to elect two directors, if the equivalent of six full quarterly dividends on the Class C, Series 2 Preferred are accrued and unpaid. This Class C, Series 2 Preferred voting right continues until all dividends due on such shares are paid in full. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred, the Class C, Series 2 Preferred, and the Series D Preferred are convertible.

(10) The percentage ownership of each reporting person is based on 13,018,798 shares of Common Stock outstanding, as reported in the Company's Form 10-Q for the quarter ended June 30, 2004. Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b) The following table sets forth, as the filing date of this Amendment 29 for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                                                    Sole Voting                                 Shared Voting
                                                    and Power of                                and Power of
 Person or Entity                                    Disposition                                 Disposition

Jack E. Golsen                                      461,362(1)(5)(12)                           3,230,881(2)(3)(13)

Sylvia H. Golsen                                    None                                        3,230,881(2)(11)

SBL                                                 None                                        2,392,134(2)(12)

GPC                                                 None                                          396,758(4)(12)

Barry H. Golsen                                     370,889(6)                                  2,588,840(2)(7)

Steven J. Golsen                                    288,165(8)                                  2,457,788(2)(9)

Linda Golsen Rappaport                              82,552                                      2,523,186(2)(10)

____________________

(1) The amount shown includes (a) 78,500 shares held directly by Jack E. Golsen; (b) 69,029 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (c) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note; (d) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him; and (e) 176,500 shares that Jack E. Golsen may acquire upon the exercise of nonqualified stock options. 9; 9; 9;

(2) See footnote (1) under paragraph (a) of this Item 5.

(3) The amount shown includes 553,832 shares of Common Stock owned by Sylvia H. Golsen, the wife of Jack E. Golsen, and 284,915 shares owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee.

(4) See footnote (8) under paragraph (a) of this Item 5.

(5) See footnote (6) under paragraph (a) of this Item 5.

(6) The amount shown includes (a) 301,889 shares held directly by Barry H. Golsen; (b) 6,125 shares which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company; and (c) 62,875 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(7) The amount shown does not include 87,040 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Such amount does include (a) 31,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (b) 34,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 33,238 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L. Rappaport Trust No. J-1, and the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (d) 31,338 shares owned of record by the Lori R. Rappaport Trust No. J-1 of which Barry H. Golsen is a Co-Trustee.

(8) The amount shown includes (a) 239,165 shares held directly by Steven J. Golsen; (b) 6,125 shares which Steven J. Golsen may acquire upon exercise of incentive stock options; and (c) 42,875 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(9) The amount shown does not include 82,040 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Such amount includes (a) 31,350 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; and (b) 34,304 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

(10) The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 87,040 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 33,238 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L. Rappaport Trust No. J-1, and the Michelle L. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; and (ii) 31,388 shares owned of record by the Lori R. Rappaport Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

(11) See footnotes (6) and (7) under paragraph (a) of this Item 5.

(12) See footnote (9) under paragraph (a) of this Item 5.

(13) See footnote (6) under paragraph (a) of this Item 5.

SBL is wholly owned by Sylvia H. Golsen (40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). GPC is a wholly owned subsidiary of SBL. The directors and executive officers of SBL and GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen, husband and wife.

(c) During the past 60 days from the filing date of this report, the following transactions were effected in the Common Stock by a reporting person named in response to paragraph (a) of this Item 5:

(i) Steven J. Golsen and Barry H. Golsen, as co-trustees of the Amy G. Rappaport Trust No. J-1, sold an aggregate of 8,000 shares of Common Stock in the open market at $9.30 per share; and

(ii) Linda F. Rappaport and Barry H. Golsen, as co-trustees of the Lori R. Rappaport Trust No. J-1, sold an aggregate of 1,900 shares of Common Stock in the open market at $9.30 per share.

    (d) See Item 6 below.

    (e) Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as follows:

Attached as Exhibit 99.17 to this Amendment No. 28 is the Security Agreement, dated March 14, 2002, between the Bank of Union (the "Bank"), Golsen Petroleum Corporation, SBL corporation, Jack E. Golsen, Jack E. Golsen Trust, Sylvia H. Golsen, and Sylvia H. Golsen Trust (the "Pledgors"), which covers 990,600 shares of LSB Common Stock and 16,000 shares of LSB Class B Preferred Stock pledged by the Pledgors to the Bank. This Security Agreement replaces the Security Agreement dated June 16, 1998 attached as Exhibit 24 to Amendment No. 25, the Security Agreements dated July 28, 1999, attached as Exhibit 99.14 to Amendment No. 28, the Security Agreement, dated July 28, 1999, attached at Exhibit 19 to Amendment No. 26, and the Commercial Security Agreement, dated August 27, 2001 attached as Exhibit 26 to Amendment No. 27.

Item 7. Materials to be Filed as Exhibits.

24.1 Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

99.1 Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

99.2 Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3 Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.4 Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

99.5 Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

99.6 Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

99.7 Agreement of SBL Corporation as to the joint filing of this Schedule 13D is filed as Exhibit 19 to Amendment No. 23, and is incorporated herein by reference.

99.8 Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.9 Shareholder's Agreement, effective December 1, 1995, among Jack E. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 23 to Amendment No. 24 and is incorporated herein by reference.

99.10 Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.11 Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.12 Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.13 Security Agreement, dated December 5, 2000, between Sylvia H. Golsen and Bank of the West is listed as Exhibit 24 to Amendment No. 27 and is incorporated herein by reference.

99.14 Commercial Pledge Agreement, dated February 2, 2001, among SBL Corporation, Jack E. Golsen, Sylvia H. Golsen, and BancFirst is listed as Exhibit 25 to Amendment No. 27 and is incorporated herein by reference. A substantially similar Commercial Pledge Agreement, dated February 2, 2001, was entered among Jack E. Golsen, Sylvia H. Golsen, and BancFirst, and will be supplied to the Commission upon request.

99.15 Security Agreement, dated December 12, 2003, executed by SBL Corporation in favor of Bank of the West, is attached as EXHIBIT 99.18 to Amendment No. 28 and is incorporated herein by reference.

99.16 Security Agreement, dated December 12, 2003, executed by Linda F. Rappaport in favor of Bank of the West, is attached as EXHIBIT 99.19 to Amendment No. 28 and is incorporated herein by reference.

99.17 Security Agreement, dated March 14, 2002, between the Bank of Union (the "Bank"), Golsen Petroleum Corporation, SBL corporation, Jack E. Golsen, Jack E. Golsen Trust, Sylvia H. Golsen, and Sylvia H. Golsen Trust (the "Pledgors"), which covers 990,600 shares of LSB Common Stock and 16,000 shares of LSB Class B Preferred Stock pledged by the Pledgors to the Bank. This Security Agreement replaces the Security Agreement dated June 16, 1998 attached as Exhibit 24 to Amendment No. 25, the Security Agreement dated July 28, 1999, attached as Exhibit 99.14 to Amendment No. 28, the Security Agreement, dated July 28, 1999, attached as Exhibit 19 to Amendment No. 26, and the Commercial Security Agreement, dated August 27, 2001 attached as Exhibit 26 to Amendment No. 27.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 19, 2004.

                                                            Jack E. Golsen

                                                            GOLSEN PETROLEUM CORPORATION

                                                            By:/s/ Jack E. Golsen______
                                                               Jack E. Golsen, President

                                                            _/s/ Jack E. Golsen_______*
                                                            Barry H. Golsen

                                                            _/s/ Jack E. Golsen_______*
                                                            Steven J. Golsen

                                                            _/s/ Jack E. Golsen_______*
                                                            Linda Golsen Rappaport

                                                            *Executed by Jack E. Golsen pursuant to Power of Attorney

                                                             /s/ Jack E. Golsen
                                                            Jack E. Golsen

                                                              /s/ Sylvia H. Golsen
                                                            Sylvia H. Golsen

                                                            SBL CORPORATION

                                                            By: /s/ Jack E. Golsen______
                                                               Jack E. Golsen, President